Stop 3561

December 13, 2007

BY U.S. MAIL

Mr. Scott Beck
 President
CORNERWORLD CORPORATION
12222 Merit Drive, Suite 120
Dallas, Texas 75251

> **Re: Cornerworld Corporation**
> **Item 4.01 Form 8-K, filed December 10, 2007**
> **File No. 333-128614**

Dear Mr. Beck:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

We note that Schumacher & Associates, Inc. (the "Former Accountants") in their letter dated December 4, 2007, filed as Exhibit 16.1 to the Form 8-K, disclose that they disagree with your disclosures as to whether there had been a disagreement. The Former Accountants indicate they had informed your new President and new legal counsel that corrected disclosure would be needed in a Form 10-QSB and that a previously filed Form 8-K and the May 31, 2007 Form 10-KSB would need to be amended, otherwise, the Former Accountants would withdraw their opinion. We note the Former Accountants specifically identified the issue involved as pertaining to a Share Exchange Agreement and disclosure of shares of stock received by directors/officers and the prior President. Further, we note the Former Accountants disclose in the Exhibit 16.1 letter that "The Company's new management, per our request, took all required actions to file such amended disclosure in their SEC filings." As such, we have the following comments which require an amendment to the Item 4.01 Form 8-K and the need to file an Item 4.02 Form 8-K:

1.   Please amend the Item 4.01 Form 8-K, initially filed on December 10, 2007, to specifically disclose and discuss the disagreement identified by the Former Accountants in the Exhibit 16.1 letter. Your revised disclosures should also acknowledge whether or not the Exhibit 16.1 information is accurate, and if not, expand to describe those areas where you disagree with their disclosures. Also, an updated Exhibit 16.1 letter from the Former Accountants should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures.

2.   Please file an Item 4.02 Form 8-K immediately, disclosing the non-reliance on previously issued financial statements or a related audit report. Your disclosures should comply with the guidance given in the Instructions to Items 4.02(b) and (c) of Form 8-K, whereby the Former Accountants advised you that corrected disclosures should be made or action should be taken. Also, please tell us supplementally why you did not file an Item 4.02 Form 8-K related to this matter, as such form was required to be filed within 4 business days after the occurrence of the event.

3.   Please explain to us supplementally, the disclosure in the third paragraph of the Exhibit 16.1 letter from the Former Accountants that "We were engaged to audit the June 30, 2007 financial statements of the Registrant." In this regard, tell us why this two month period (i.e., the months of May 2007 and June 2007, subsequent to your fiscal year ended April 30, 2007) would require an audit. It is unclear how this period reconciles with the disclosure in the fourth paragraph of the Exhibit 16.1 letter that the Former Accountants performed a review of the July 31, 2007 financial statements (i.e., the 1st quarterly period subsequent to the fiscal year ended April 30, 2007). Please reconcile the disclosure as to why an audit of June 30, 2007 would be necessary and advise whether audit or review procedures had been done for this two month period. In addition, explain to us if the reference to the May 31, 2007 Form 10-KSB is correct, or whether instead, it should reference the April 30, 2007 Form 10-KSB. To the extent the information as to audit period and dates contained in the third and fourth paragraphs of the Exhibit 16.1 letter are incorrect, please have your Former Accountants address any needed revision in their updated Exhibit 16.1 letter to be filed with the above requested amendment to the Item 4.01 Form 8-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant